

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Adam Metz
Chief Executive Officer
New GGP, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

> **Re: New GGP, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed November 3, 2010**
> **File No. 333-168111**

Dear Mr. Metz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. This letter supplements our letter dated November 5, 2010.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please tell us whether the preliminary prospectus will include a price or a price range, as permitted by the Instruction to Item 501(b)(3) of Regulation S-K.

Risk Factors, page 17

2.   We note your disclosure on page 17 that additional risks that you currently do not know about or that you currently believe to be immaterial may also impair your business operations which could result in the loss of investment. Please revise to clarify that you have disclosed all material risks and remove the references to additional risks that have not been disclosed.

Public Market for Our Common Stock, page 54

3.   Please tell us the purpose of the last paragraph in this section. It appears that there will not be any public market for New GGP's common stock at the time you distribute the preliminary prospectus or at the effective date of the registration statement.

Dividend Policy, page 55

4.   Please revise to describe all potential sources of funds to pay distributions, including as applicable cash from operations, borrowing, sales of additional securities, sales of assets, and proceeds from this offering. We note the disclosure on page 22 indicating that you may not have sufficient liquidity to meet the REIT distribution requirements. We also note that Old GGP paid a portion of its 2009 distributions in the form of common stock.

Underwriting, page 194

5.   We note your response to comment 1 in our letter dated November 1, 2010 regarding the factors to be considered in determining the offering price. We also note that the claw back elections are conditioned on a net offering price of not less than $10.50 per share. Please tell us whether this condition will be a factor in determining the price in your offering and, if so, revise the prospectus to include appropriate disclosure.

Outside Back Cover Page of the Prospectus

6.   Please include the dealer prospectus delivery obligation on the outside back cover page as required by Item 502(b) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich at (202) 551-3782 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Matthew D. Bloch, Esq.
        Weil, Gotshal & Manges LLP
        Via *facsimile*: (212) 310-8007